Exhibit (a)(5)(T)

MEMORANDUM OF UNDERSTANDING

The parties to a class action lawsuit currently pending in the Circuit Court of the Eighteenth Judicial, DuPage County, Chancery Division, (the “Court”), captioned Gelfand v. Life Quotes, Inc., et al. (Docket No. 2010CH3662), (the “Action”), by and through their respective counsel, have reached an agreement in principle providing for the settlement of the Action (the “Settlement”) on the terms and subject to the conditions set forth in this Memorandum of Understanding (this “MOU”).

WHEREAS, on June 10, 2010, LQ Acquisition, Inc. (“LQ Acquisition”) announced that it was commencing a cash tender offer for all of the outstanding publicly held shares in Life Quotes, Inc.(“Life Quotes”) that it did not own for $4.00 per share in cash (the “Tender Offer”). LQ Acquisition, through the Tender Offer and a possible second-step merger, intends to acquire all of Life Quotes’ outstanding shares, that it does not already own (collectively, the “Proposed Transaction”).

WHEREAS, on June 25, 2010, the Action was filed in the Court, against Life Quotes, each member of Life Quotes’ board of directors (the “Board”), and LQ Acquisition (the “Complaint”).

WHEREAS, in Action, the Complaint alleges that the defendants breached their fiduciary duties and/or aided and abetted the breach of fiduciary duties owed to Life Quotes’ shareholders in connection with the Proposed Transaction.

WHEREAS, the defendants specifically deny the allegations made in the Complaint and all other concerns expressed by plaintiff with respect to the Proposed Transaction, and defendants maintain that they have committed no breach of fiduciary duty whatsoever (or the aiding and abetting of any breach of fiduciary duty) and have committed no disclosure or other violations in connection with the Proposed Transaction, and that the disclosures made in connection with the Proposed Transaction were entirely sufficient.

WHEREAS, on June 10, 2010, LQ Acquisition filed a Schedule TO/Schedule 13E-3 with the Securities and Exchange Commission (the “SEC”), commencing the Tender Offer.

WHEREAS, on June 17, 2010, Life Quotes filed a Schedule 14D-9 with the SEC, in which it announced that the Special Committee of the Board unanimously recommended that the Life Quotes stockholders accept the Tender Offer and tender their shares pursuant to the Tender Offer.

WHEREAS, on June 29, 2010, July 12, 2010 and July 14, 2010 Life Quotes filed Amendments Nos. 1, 2 and 3 to its Schedule 14D-9, making additional disclosures in connection with the Proposed Transaction in response to comments made by the Securities and Exchange Commission.

WHEREAS, counsel for plaintiff and defendants in the Action have engaged in good faith negotiations concerning a possible settlement of the Action, and the parties have reached an agreement to settle the Action as described herein.

WHEREAS, subject to confirmatory discovery, plaintiff and his counsel believe that a settlement of the Action on the terms reflected in this MOU are fair, reasonable, and adequate as to Life Quotes’ stockholders.

WHEREAS, the defendants, to avoid the costs, disruption, and distraction of further litigation, and to permit the timely closing of the Proposed Transaction, and without admitting the validity of any allegations made in the Action or of any of the additional concerns expressed thereto, have concluded that it is desirable that the claims against them be settled on the terms reflected in this MOU.

NOW THEREFORE, on August 3, 2010, the parties to the Action reached the following agreement in principle which, when reduced to a settlement agreement following negotiations by the parties in good faith, is intended to be a full and final resolution of the Action.

1. Recitals. The Recitals set forth above are incorporated as if fully set forth herein.

2. Additional Disclosures. The parties agree that Life Quotes will cause supplemental disclosures, covering the topics contained in Exhibit A hereto, to be included in an amendment to the Schedule 14D-9, substantially in the form of Exhibit B hereto, to be filed with the SEC on or before August 3, 2010. Without admitting any wrongdoing, defendants acknowledge that the efforts of and negotiations with plaintiff’s counsel and the prosecution of the Action were the sole cause of the supplemental disclosures listed on Exhibit A.

3. Settlement Agreement. Subject to the completion of agreed-upon confirmatory discovery, the parties shall negotiate in good faith and execute an appropriate Settlement Agreement (the “Settlement Agreement”) and will present the Settlement Agreement and such other documentation as may be reasonably required to obtain Court approval of the Settlement to the Court as soon as practicable following execution of the Settlement Agreement, and the Parties will use their reasonable best efforts to obtain Final Court Approval of the Settlement and dismissal of the Action with prejudice as to all claims asserted or which could have been asserted in the Action and without costs to any party (other than as expressly provided herein). As used herein, “Final Court Approval” of the Settlement means the Court has entered an order approving the Settlement and that Order is finally affirmed on appeal or is no longer subject to appeal, or any other form of judicial review. If the parties are unable to reach agreement with respect to the Settlement Agreement, then any of the parties to this MOU shall have the right to seek Court approval of the Settlement to enforce the terms of this MOU.

4. Confirmatory Discovery. The Settlement shall be conditioned on plaintiff’s counsel conducting such reasonable discovery of Life Quotes and its financial advisors as is appropriate and necessary to confirm the fairness and reasonableness of the terms of this Settlement. If plaintiff’s counsel determines in good faith, following completion of such confirmatory discovery, that the Settlement is not fair and reasonable then this MOU shall be null and void and of no force and effect.

5. Certification of Class. The Settlement Agreement shall provide that the parties will jointly request that the Court conditionally certify, for settlement purposes only, a settlement class consisting of all holders of common stock of Life Quotes (excluding defendants in the Action, their immediate families and their affiliates), together with their predecessors and successors and assigns. Defendants reserve the right to contest class certification if the Settlement does not become final for any reason.

6. Governing Law. This MOU and the Settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of Illinois.

7. Stay Pending Court Approval. Pending negotiation, execution and Court approval of the Settlement Agreement and the Settlement, plaintiff agrees to stay the proceedings in the Action and to stay and not to initiate any and all other proceedings (including discovery) other than those incident to the Settlement itself. The parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any class members or any other Releasing Party (as defined in paragraph 8) in any other litigation against any of the parties to this MOU or any other Released Party (as defined in paragraph 8) which challenges the Settlement, the transactions contemplated by the Merger Agreement, or otherwise involves a settled claim.

8. Injunction Against Further Proceedings. The Settlement Agreement shall provide for an injunction against any further proceedings in the Action other than proceedings to implement the Settlement. The Settlement Agreement shall provide for an injunction against class members bringing any claims covered by the Settlement in any other action, suit or proceeding. If any action is filed in any court asserting claims that are related to the subject matter of the Action prior to Final Court Approval of the proposed Settlement, the parties shall cooperate in obtaining the dismissal or withdrawal of such related litigation, including where appropriate joining in any motion to dismiss or demurrer to such litigation.

9. General Release. The Settlement Agreement shall provide for a general release by class members on behalf of themselves and any of their heirs, executors, administrators, beneficiaries, predecessors, successors, assigns, and any of their former and present employees, directors, officers, accountants, agents, attorneys, representatives, affiliates and subsidiaries (collectively, the “Releasing Parties”) in favor of the defendants in the Action (which for purposes of such release shall include LQ

Acquisition and Robert Bland) and any defendant’s former and present parents, subsidiaries, affiliates and shareholders, and their respective directors, officers, employees, agents, representatives, accountants, attorneys, insurers, investment bankers, advisors, heirs, executors, administrators, beneficiaries, predecessors, successors and assigns (collectively, the “Released Parties”) of all claims, including known and unknown claims, that were or could have been raised in the Action or that arise in any way out of or relate in any way to the Proposed Transaction, including any and all claims that could have been asserted under any state and/or federal law (the “Release”). The Release shall cover any and all claims under the federal securities laws, including claims related to any Schedule 14D-9, Schedule TO-T, Schedule TO-I, Schedule 13E-3 and any amendments or supplements thereto, filed in connection with the Proposed Transaction. The Settlement Agreement shall provide for a waiver of any statutory provision or common law doctrine that limits the scope of a general release, including, but not limited to, a waiver of any rights or benefits under Section 1542 of the California Civil Code. The Settlement Agreement also shall provide a release for plaintiff and his counsel.

10. Dismissal with Prejudice. The Settlement Agreement shall provide that upon approval of the Settlement, the Action shall be dismissed with prejudice.

11. Denial of Liability. The Settlement Agreement shall provide that the defendants have denied and continue to deny any wrongdoing whatsoever and have denied and continue to deny that they have committed or have threatened or attempted to commit any breach of fiduciary duty (or aided and abetted any breach of fiduciary duty), any disclosure or other violation, or any of the other wrongful acts or violations of law or duty that are alleged in the Action, and contend that they have acted properly and that the disclosures made in connection with the Proposed Transaction were entirely sufficient.

12. Notice. Life Quotes shall be responsible for providing notice of the Settlement to class members. Life Quotes shall pay, on behalf of and for the benefit of the defendants in the Action, all reasonable costs and expenses incurred in providing notice of the Settlement to class members and shall cooperate with plaintiff’s counsel in providing such information as is reasonably available to it. Life Quotes reserves the right to use its in-house facilities to effect the mailing to any such class members.

13. Fees and Expenses. Defendants agree that as a result of the disclosures contemplated by this MOU and by virtue of the conditions contained in this MOU, in which plaintiff’s counsel played a material and substantial role, Life Quote’s public stockholders will receive valuable benefits, including the disclosures recommended by plaintiff. The Settlement Agreement will provide that, rather than continuing to litigate this issue, the parties agree that Life Quotes (or any successor entity), or defendants’ insurer, will cause to be paid to plaintiff’s counsel in the Action the sum of up to $185,000, as ordered by the Court, in full settlement of plaintiff’s claim for attorneys’ fees and expenses. Plaintiff will not seek attorneys’ fees and expenses other than as provided for in this paragraph. Subject to the terms and conditions of this MOU, and the terms and conditions of the Settlement Agreement contemplated hereby, upon the award, if any, of attorneys’ fees and/or expenses to Plaintiff’s counsel by the Court, the Company shall, within five (5) business days after the entry by the Court of an order awarding attorneys’ fees and/or expenses to Plaintiff’s counsel, deposit the amount of such award into an interest bearing escrow account for the benefit of Plaintiff’s counsel and shall hold such funds in the escrow account until five (5) business days after the date on which such award of attorneys’ fees and/or expenses becomes final and non-appealable by operation of law or exhaustion of all appeals therefrom (the “Fee Payment Date”). On the Fee Payment Date, the Company shall transfer the funds in the escrow account, including all accrued interest on the funds therein, to an account designated by plaintiff’s counsel for distribution to and among plaintiff’s counsel. Neither Life Quotes nor any of the defendants shall have any obligation to pay any fees or expenses unless the Tender Offer and the Proposed Transaction shall have been consummated.

14. Approval. The Settlement Agreement is subject to Court approval, including the Fees and Expenses referred to in paragraph 13; provided, however, that the Court’s approval of the Settlement is not contingent on its approval of the Fees and Expenses. The Settlement shall be valid and final even if the Court reduces or alters the amount of fees or expenses awarded.

15. Binding Effect. This MOU is subject to the negotiation of a definitive Settlement Agreement. This MOU shall be rendered null and void and of no force and effect in the event that: (a) the Court fails to enter an order finally approving the Settlement; (b) LQ Acquisition terminates the Tender Offer or the Board or Special Committee changes their recommendation with respect to the Tender Offer or Proposed Transaction for any reason; or (c) a settlement class as described above is not certified. In such an event, the parties shall be deemed to be in the position they were in prior to the execution of this MOU and the statements made herein shall not be deemed to prejudice in any way the positions of the parties with respect to the Action, or to constitute an admission of fact or wrongdoing by any party, and shall not entitle any party to recover any costs or expenses incurred in connection with the implementation of this MOU. Without limiting the foregoing, if the Settlement does not become final for any reason, defendants reserve the right to oppose certification of any class in any future proceedings.

16. Execution by Counterparts. This MOU may be executed in any number of actual, telecopied or electronically distributed counterparts and by each of the different parties on several counterparts, each of which when so executed and delivered will be an original. The executed signature page(s) from each actual, telecopied or electronically distributed counterpart may be joined together and attached and will constitute one and the same instrument.

17. Modification. This MOU may be modified or amended only by a writing signed by the signatories hereto.

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DATED: August 3, 2010

DUANE MORRIS LLP	RIGRODSKY & LONG, PA

/S/ Dana B. Klinges	/S/ Seth D. Rigrodsky
Dana B. Klinges 30 South 17 th Street Philadelphia, PA 19103-4196	Seth D. Rigrodsky Brian D. Long 919 North Market Street, Suite 980 Wilmington, DE 19801
Attorneys for Defendants Life Quotes, Inc., William V. Thoms, Jeremiah A. Denton, Jr., Bruce J. Rueben, Timothy F. Shannon, John B. Hopkins, and Richard F. Gretsch	and RYAN & MANISKAS, LLP Katherine M. Ryan Richard A. Maniskas 995 Old Eagle School Rd., Ste. 311 Wayne, PA 19087

and

MILLER LAW LLC Marvin A. Miller Lori A. Fanning 115 S. LaSalle Street, Suite 2910 Chicago, IL 60603
Attorneys for Plaintiff Henry Gelfand

DERICO & ASSOCIATES, P.C.

/S/ Gaspare G. Ruggirello
Gaspare G. Ruggirello, Esq 77 W. Washington Street Suite 500 Chicago, IL 60025

Attorneys for Defendant LQ Acquisition, Inc. and Robert Bland

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